SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October [  ], 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer

PRESS RELEASE

Ecopetrol presents its third quarter and accumulated results as of September 2009

•
In the third quarter of 2009, Ecopetrol S.A.’s (“Ecopetrol” or the “Company”) average production of oil and gas increased by 12.9%* (reaching 514.4 MBOED); the Company’s monthly production  (excluding the Company’s subsidiaries Petro-tech and Hocol), came to 527.2 MBOED in September.

•	The Company met its accumulated September goal of drilling 12 exploratory wells, with an exploration success rate of 42%.
•	Volume sold increased by 17.6%*, driven by increased production and purchases of hydrocarbons.
•	Unconsolidated operating profit in the third quarter of 2009 was COP$2,224.2 billion, compared to COP$2,132.3 billion in the second quarter of the same year.
•	Unconsolidated net income in the third quarter of 2009 came to COP$1,193.5 billion, equivalent to COP$29.49 per share.
•	Unconsolidated accumulated net income as of September of 2009 was COP$3,564.8 billion, equivalent to COP$88.08 per share.
•	We continued improving the safety and reliability of our operations
•	A 5-year collective labor agreement was signed with the Company’s three labor unions.
•	The Llanos Orientales oil pipeline (“ODL”) started operations.

* Results for the third quarter of 2009 as compared to results for the third quarter of 2008

BOGOTA, Oct. 21. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today its unaudited interim financial results, both unconsolidated and consolidated1, for the third quarter 2009 and cumulative for the nine months ended September 2009, prepared and filed in accordance with the Public Accountancy Legal Framework (Regimen de Contabilidad Publica - RCP) of the Colombian General Accounting Office, in Colombian pesos(COP$).

Summary of financial results of Ecopetrol

	Unconsolidated			Unconsolidated
(COP$ Billion)	Q3 2009	Q3 2008%		Jan-Sep09	Jan-Sep08%

Total sales	7,370.0	9,966.3	(26.1)%	19,168.3	26,613.4	(28.0)%
Operating profit	2,224.2	4,016.1	(44.6)%	5,377.4	12,168.6	(55.8)%
Net Income	1,193.5	3,928.4	(69.6)%	3,564.8	9,578.4	(62.8)%
Earnings per share (COP$)	29.49	97.06	(69.6)%	88.08	236.66	(62.8)%
EBITDA	3,037.6	4,583.6	(33.7)%	7,474.4	13,783.0	(46.0)%
EBITDA Margin	41%	46%		39%	52%

1 Under the Public Accountancy Legal Framework (Régimen de Contabilidad Pública en Colombia - RCP), companies are only obliged to consolidate their financial statements at the close of each fiscal year. Therefore, the figures presented in this report do not constitute a formal consolidation of the financial statements of Ecopetrol, but are adjusted in accordance with the methodology defined for such purpose.

PRESS RELEASE

Ecopetrol´s CEO, Javier Gutiérrez, highlighted:"Results for the third quarter of 2009 have benefited from the growing production levels of crude and gas, which in September reached 527.2 thousand BOE/D, as well as high prices for our crude and products. All of the above resulted in a 10.2% increase in our revenues and a 56.6% rise in net income, compared to the second quarter of 2009. Although the revaluation of the Colombian peso continued generated non-operating losses in financial investment portfolios in the third quarter of 2009, its impact was partially offset by the effect of dollar denominated liabilities resulting from the successful USD$1.5 billion bond placement in July 2009”.

Gutiérrez also emphasized: “in line with our objective of producing one million barrels of oil equivalent in 2015, we are maintaining production growth above 12%, we started to benefit from savings in transportation costs coming from Rubiales field since ODL (Oleoducto de los Llanos S.A., where we own a 65% of equity participation) started operations in the Llanos Orientales pipeline, and we completed the first phase of the Apiay-Porvenir pipeline, which will enable us to transport growing quantities of Rubiales and Castilla heavy crudes at competitive transportation costs, and we are also moving ahead with the consolidation of acquisitions made in the first half of 2009."

Sales Volume

Local Sales Volume (mboed)	Q3 2009	Q3 2008%		Jan-Sep 2009	Jan-Sep 2008%
Crude Oil	76.6	67.2	14.0%	79.8	71.7	11.3%
Natural Gas	77.4	74.8	3.5%	69.8	68.7	1.6%
Gasoline	57.8	59.5	(2.9)%	59.1	61.4	(3.7)%
Medium Distillates	98.5	98.0	0.5%	93.9	93.9	0.0%
LPG and fuel oil	18.9	21.0	(10.0)%	19.7	20.5	(3.9)%
Industrial and Petrochemical	16.1	15.0	7.3%	14.8	15.9	(6.9)%
Total Local Sales	345.3	335.5	2.9%	337.1	332.1	1.5%

Export Sales Volume (mboed)	Q3 2009	Q3 2008%		Jan-Sep 2009	Jan - Sep 2008%
Crude Oil	248.0	154.9	60.1%	216.4	143.0	51.4%
Products	40.3	51.3	(21.4)%	50.7	49.0	3.5%
Natural Gas	23.1	16.5	40.0%	24.1	14.8	62.9%
Total Export Sales	311.4	222.7	39.8%	291.3	206.8	40.8%
Total Sales Volume	656.7	558.2	17.6%	628.4	538.9	16.6%

In the third quarter of 2009, total sales volume increased 17.6% compared to the same quarter in 2008, mainly due to the 39.8% increase in exports. Domestic sales for the third quarter of 2009 increased 2.9% compared to the same quarter of 2008, driven by larger sales of crude to Refineria de Cartagena and of natural gas to meet pick demand in the thermal power generation sector. Year to date sales volume increased 16.6% versus the same period in 2008.

The supply sources for crude and products included the following purchased, imported and produced volumes:

PRESS RELEASE

				Jan-Sep	Jan - Sep
Purchase volume (mboed)	Q3 2009	Q3 2008%		2009	2008	%
Crude Oil	164.1	149.7	9.6%	163.1	141.7	15.1%
Products	7.3	0.7	942.9%	8.1	3.5	131.4%
Natural Gas	38.6	33.1	16.6%	36.9	32.0	15.3%
Total Purchases	210.0	183.5	14.4%	208.1	177.2	17.4%

				Jan-Sep	Jan - Sep
Imports volume (mbd)	Q3 2009	Q3 2008%		2009	2008	%
Crude Oil	-	2.9	(100.0)%	-	1.2	(100.0)%
Products	41.5	30.2	37.4%	37.5	25.9	44.8%
Total imports	41.5	33.1	25.4%	37.5	27.1	38.4%

Gross oil and gas production				Jan-Sep	Jan - Sep
(mboed)*	Q3 2009	Q3 2008%		2009	2008	%
Crude Oil	414.1	368.5	12.4%	395.0	359.7	9.8%
Natural Gas	100.3	87.0	15.3%	91.9	85.9	7.0%
Total	514.4	455.5	12.9%	486.9	445.6	9.3%

Price of Export Products

Average price export basket	Q3 2009	Q3 2008%		Jan-Sep 2009	Jan - Sep 2008%
WTI (average)	68.3	118.0	(157.9)%	57.0	113.3	(49.7)%
Export crude oil basket	63.2	102.1	(161.9)%	50.7	99.7	(49.2)%
Export products basket	61.2	92.0	(166.5)%	47.7	83.6	(43.0)%

Financial Results of Ecopetrol S.A. (unconsolidated)

Unconsolidated

Income Statement (COP$ Billion)	Q3 2009	Q3 2008%		Jan-Sep09	Jan-Sep08%
Local Sales	3,736.4	6,093.3	(38.7)%	10,328.6	16,478.8	(37.3)%
Export Sales	3,385.9	3,654.6	(7.4)%	8,124.3	9,476.2	(14.3)%
Sales of services	247.6	218.3	13.4%	715.4	658.4	8.7%
Total Sales	7,370.0	9,966.3	(26.1)%	19,168.3	26,613.4	(28.0)%
Variable Costs	3,191.1	4,102.9	(22.2)%	8,451.0	10,052.8	(15.9)%
Fixed Costs	1,439.5	1,375.2	4.7%	3,856.3	3,274.5	17.8%
Cost of Sales	4,630.6	5,478.1	(15.5)%	12,307.4	13,327.3	(7.7)%
Gross profit	2,739.4	4,488.2	(39.0)%	6,860.9	13,286.1	(48.4)%
Operating Expenses	515.2	472.1	9.1%	1,483.5	1,117.5	32.8%
Operating Profit	2,224.2	4,016.1	(44.6)%	5,377.4	12,168.6	(55.8)%
Non Operating Profit/(Loss)	(588.9)	1,377.8	(142.7)%	(425.6)	1,132.9	(137.6)%
Income tax	441.8	1,465.5	(69.9)%	1,387.0	3,723.1	(62.7)%
Net Income	1,193.5	3,928.4	(69.6)%	3,564.8	9,578.4	(62.8%

Earnings per share (COP$)	$29.49	$97.06	(69.6)%	$88.08	$236.66	(63.0)%
EBITDA	3,037.60	4,583.60	(33.7)%	7,474.40	13,783.00	(46.0)%
EBITDA Margin	41%	46%		39%	52%

Total sales amounted to COP$7,370.0 billion in the third quarter of 2009 as compared to COP$9,966.3 billion in the same period of 2008, a 26.1% decrease.  This decrease resulted from lower crude oil prices in the third quarter of 2009. As compared to the second quarter of 2009, total sales increased by 10.2%.

PRESS RELEASE

Despite the volume increase, total sales for the nine months ended September 30, 2009 were COP$19,168.3 billion, a 28% lower than the same period of 2008, where total sales were COP$26,613.4 billion.

Within cost of sales, variable costs declined mainly because of (i) the decrease in the amount of hydrocarbon purchases, since average price moved from USD$105.42/barrel in the third quarter of 2008 to USD$59.66/barrel in the third quarter of 2009 and (ii) the lower cost of imports, whose average price went from USD$104.6/barrel equivalent in the third quarter of 2008 to USD$83.43/barrel equivalent in the third quarter of 2009.

More exigent volumetric targets made fixed costs rise 4.7% between the third quarter of 2009 and the same period in 2008. Increase in operating maintenance costs and workovers to reach greater production levels are the main causes.

Gross profit for the third quarter of 2009 amounted to COP$2,739.4 billion, equivalent to a gross margin of 37.1%, as compared to the COP$4,488.2 billion and the 45.0% gross margin reported in the third quarter of 2008.

Year to date 2009 gross profit reached COP$6,860.9 billion, compared to COP$13,286.1 billion for the same period in 2008.

Operating expenses increased 9.1% in the third quarter of 2009 compared to the third quarter of 2008. This as a result of the combined effect of increases in (i) administrative costs from the goodwill amortization of acquisitions and a 5.8% growth in headcount between September 2008 and September 2009, and (ii) higher expenditures for exploration and projects, due to the accrual of unsuccessful exploratory activities.  These increases were offset by a 12% decline of  sales-related costs, mainly lower industry and commerce tax, because of the decline in Company´s revenues. Year to date operating expenses increased 32.7% compared to the same period in 2008, driven by the already mentioned factors.

Operating profit amounted to COP$2,224.2 billion, which represents a 44.6% decrease when compared to the COP$4,016.1 billion operating profit for the third quarter of 2008.  Compared to the second quarter of 2009, operating profit increased 4.3% due to escalation of both production levels and international prices.

Non-operating income/expense fell 142.7% to an expense of COP$588.9 billion, as compared to the third quarter of 2008 when non-operating income was COP$1,377.8 billion. This loss was primarily due to the impact of the Colombian peso revaluation during the third quarter of 2009 on the dollar denominated investments in the Company’s financial portfolio, which generated a book net loss of COP$291 billion, against a net profit of COP$1,265 billion in the third quarter of 2008.

Net income in the third quarter of 2009 was COP$1,193.5 billion, equivalent to COP$29.49 per share, 69.6% less than the net income reported for the third quarter of 2008, which came to COP$3,928.4 billion, equivalent to COP$97.06 per share. Net income increased 57% in the third quarter of 2009, compared to the second quarter of 2009.

PRESS RELEASE

Year to date net income totaled COP$3,564.8 billion, equivalent to COP$88.08 per share, 62.8% less than the COP$9,578.4 billion net income reported for the same period in 2008, or COP$236.66 per share.

EBITDA for the third quarter of 2009 was COP$3,037.6 billion, and the EBITDA margin was 41%. These two compare with COP$4,583.6 billion EBITDA, and 46% EBITDA margin reported for the same period in 2008. Year to date EBITDA rose to COP$7,474.4 billion, equivalent to an EBITDA margin of 39%, compared to COP$13,783.0 billion, and an EBITDA margin of 52%, reported for the same period in 2008.

Balance Sheet (unconsolidated)

Unconsolidated

	Sept. 30	June 30
Balance Sheet (COP$ Billion)	2009	2009	%
Current Assets	14,242.3	14,053.5	1.3%
Long Term Assets	37,383.9	36,056.1	3.7%
Total Assets	51,626.2	50,109.6	3.0%
Current Liabilities	9,918.5	12,728.5	(22.1)%
Long Term Liabilities	12,262.8	9,204.1	33.2%
Total Liabilities	22,181.2	21,932.6	1.1%
Equity	29,445.0	28,177.0	4.5%
Total Liabilities and Shareholders´ Equity	51,626.2	50,109.6	3.0%

Memorandum accounts	134,943.3	135,399.7

As of September 30, 2009, Ecopetrol´s assets amounted to COP$51,626.2 billion compared to COP$50,109.6 billion for the first half of 2009. The main variations quarter to quarter were a decline in accounts receivable of COP$1,669 billion for payments received from the Ministry of Mines and Energy for the fuel price differential, an increase in deferred payments of taxes in the amount of COP$581 billion and in deferred projects for COP$607 billion.

Liabilities as of September 30, 2009 amounted to COP$22,181.2 billion compared to COP$21,932.6 billion at the end of the second quarter of 2009. The variation in current liabilities reflects the second dividend payment of COP$2,938.1 billion. The increase in long-term liabilities was due to the bond placement in July for USD$1.5 billion and the disbursement of the remaining balance of peso denominated local syndicated loan.

Equity increased from COP$28,177.0 billion as of June 2009 to COP$29,445.0 billion as of September of 2009, due to the net income of COP $1,193.5 billion and the appreciation surplus of COP$204.5 billion. These increases were partially offset by an exchange rate loss in certain dollar-denominated capital investments (ODL Finance, Offshore International Group, Andean Chemicals Limited, Ecopetrol Transportation Company and Ecopetrol del Peru) amounting to COP $160.3 billion.

PRESS RELEASE

Cash Position

Ecopetrol´s initial cash balance as of January, 2009 was COP$12.1 trillion. From January to September it generated COP$22.2 trillion in cash from its operations and contracted debt in the amount of COP$5.3 trillion. These sources of cash were sufficient to fund operations (COP$15.8 trillion), CAPEX and acquisition costs (COP$9.5 trillion) and the first and second dividend payments in April and August (COP$6.0 trillion).

As of September 30, 2009, cash, cash equivalents and investments, including investments in portfolios held to maturity (totaling COP$145.3 billion), amounted to COP$7.8 trillion. Long term financial debt amounted to COP$5.3 trillion, as a result of the syndicated loan entered into with a syndicate of local banks in the amount of COP$2.2 trillion and an issuance of dollar-denominated notes in the amount of USD$1.5 billion.

Segment Results

Quaterly results by Segment

COP$ Billion
	E&P			Refining			Transportation			Sales and Marketing			Corporate			ECP
	Q3-09	Q2-09%		Q3-09	Q2-09%		Q3-09	Q2-09%		Q3-09	Q2-09%		Q3-09	Q2-09%		Q3-09	Q2-09%
Domestic Sales	2,595.5	2,512.0	3.3%	2,870.5	2,614.2	9.8%	510.8	519.1	(1.6)%	1,107.9	1,054.1	5.1%	(3,100.5)	(3,029.2)	2.4%	3,984.2	3,670.1	8.6%
International Sales	1,810.7	1,579.2	14.7%	455.6	526.7	(13.5)%	0.0	0.0	0.0%	1,119.6	909.4	23.1%	0.0	0.0	0.0%	3,386.0	3,015.3	12.3%
Total Sales	4,406.2	4,091.2	7.7%	3,326.1	3,140.9	5.9%	510.8	519.1	(1.6)%	2,227.6	1,963.5	13.5%	(3,100.5)	(3,029.2)	2.4%	7,370.2	6,685.3	10.2%
Operating Revenues	2,408.3	1,995.2	20.7%	(323.5)	(98.5)	228.5%	86.3	137.7	(37.3)%	24.0	148.5	(83.8)%	30.2	(50.6)	(159.6)%	2,225.3	2,132.3	4.4%
Net Income	1,584.9	1,421.3	11.5%	(496.2)	(77.7)	538.5%	(24.0)	87.9	(127.3)%	5.1	140.1	(96.4)%	124.4	(809.6)	(115.4)%	1,194.2	762.0	56.7%

Accumulated results by Segment

COP$ Billion
				Sales and
	E&P	Refining	Transportation	Marketing	Corporate	ECP
	Jan-Sep 2009	Jan-Sep 2009	Jan-Sep 2009	Jan-Sep 2009	Jan-Sep 2009	Jan-Sep 2009
Domestic Sales	6,920.4	7,851.6	1,518.4	3,106.9	(8,353.3)	11,044.0
International Sales	3,941.2	1,377.8	0.0	2,805.3	0.0	8,124.3
Total Sales	10,861.6	9,229.4	1,518.4	5,912.2	(8,353.3)	19,168.3
Operating Revenues	5,328.7	(404.7)	388.5	94.9	(29.1)	5,378.4
Net Income	3,761.6	(385.1)	201.0	93.5	(105.5)	3,565.4

Note: This segment analysis is calculated based on transfer prices between business units, using export parity prices as reference.

PRESS RELEASE

The Exploration and Production segment contributed COP$1,584.9 billion to the Company’s net income in the third quarter of 2009, and has provided COP$3,761.6 billion year to date, mainly driven by the increase in production of heavy crude oil for export.

As of September 2009, the Refining segment reported a net loss of COP$385.1 billion, with the third quarter loss amounting to COP$496.2 billion, as a result of low levels of crack spread and weaker refined product prices. Unscheduled maintenance and revaluation of the Colombian peso also negatively impacted the Refining segment results.

The Transportation segment results reflect the increase in production and more availability of hydrocarbons with a year to date net income of COP$201.0 billion. Revenues received from higher volumes transported in the third quarter of 2009, 785.67 thousand BOD, compared to the 763.36 thousand BOD of volumes transported in the same period in 2008 is the most remarkable aspect.

Year to date net income for the Marketing and Sales segment amounted to COP$93.5 billion, as a result of the improvement of the hydrocarbon sales margin during the third quarter of 2009.

The Corporate segment generated an accumulated net loss of COP$105.5 billion, mainly due to other non-operating expenses, such as a net worth tax and retiree expenses.

Financial Results of Ecopetrol and its Subsidiaries

For purposes of preparing the estimated consolidated interim financial results for 2009, in addition to the results of Ecopetrol, the results of the following subsidiaries have also been included:

Upstream: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A. and Hocol.

Downstream: Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A. and Refineria de Cartagena (as of August 2009); and Black Gold Re Ltd.

For the third quarter and first nine months of 2008, the estimated consolidated interim financial results included: Ecopetrol S.A., Black Gold Re Ltd, Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Andean Chemicals Ltd, Propilco and Comai, and ODL Finance.

PRESS RELEASE
Consolidated Income Statement*

(COP$ Billion)	Q3 2009	Q3 2008%		Jan-Sep09	Jan-Sep08%
Local Sales	3,361.5	6,471.0	(48.1)%	10,049.0	17,049.6	(41.1)%
Export Sales	5,292.5	3,530.2	49.9%	10,654.1	9,480.2	12.4%
Sales of services	247.8	218.3	13.5%	715.4	658.4	8.7%
Total Sales	8,901.8	10,219.5	(12.9)%	21,418.4	27,188.3	(21.2)%
Variable Costs	4,456.5	4,181.5	6.6%	9,786.3	10,521.8	(7.0)%
Fixed Costs	1,615.1	1,511.8	6.8%	4,728.0	3,303.6	43.1%
Cost of Sales	6,071.6	5,693.3	6.6%	14,514.3	13,825.4	5.0%
Gross profit	2,830.2	4,526.2	(37.5)%	6,904.1	13,362.9	(48.3)%
Operating Expenses	499.9	789.8	(36.7)%	1,410.3	1,453.6	(3.0)%
Operating Profit	2,330.3	3,736.4	(37.6)%	5,493.8	11,909.3	(53.9)%
Non Operating Profit/(Loss)	(689.5)	1,641.1	(142.0)%	(584.1)	1,394.7	(141.9)%
Income tax	532.4	1,470.7	(63.8)%	1,507.7	3,732.2	(59.6)%
Minority interest	(1.4)	-	0.0%	(8.6)	-	0.0%
Net Income	1,109.8	3,906.8	(71.6)%	3,410.6	9,571.8	(64.4)%

EBITDA	3,212.4	4,659.6	(31.1)%	8,102.0	13,706.4	(40.9)%
EBITDA Margin	36%	46%		38%	50%

* For illustration purposes only

The largest individual subsidiary contribution to total sales for the third quarter of 2009 (prior to eliminations for consolidation) came from Refineria de Cartagena with COP$1,076.7 billion, Hocol with COP$573.1 billion, Propilco S.A. with COP$281.7 billion and Ocensa S.A. with COP$163.9.

Consolidated net income in the third quarter of 2009 was COP$1,109.8 billion, 71.6% less than that reported for the third quarter of 2008, was COP$3,906.8 billion. Year to date consolidated net profit amounted to COP$3,410.6 billion.

The Subsidiaries reporting higher net income were: Hocol with COP$169.2billion, Propilco and Comai with COP$65 billion, and Ecopetrol del Peru S.A. with COP$13.5 billion.

On the other hand, subsidiaries which reported net losses were: Ecopetrol America Inc. with COP$29.1 billion, Ocensa S.A. with COP$48.4 billion, Andean Chemicals Limited with COP$17.5 billion and Refinería de Cartagena with COP$90.1 billion.

Under the equity method, Offshore International Group (“OIG”) contributed net income of COP$25 billion and Invercolsa contributed net income of COP$17 billion.

EBITDA for the third quarter of 2009 was COP$3,212.4 billion and EBITDA margin was 36%, in comparison with COP$4,659.6 billion and 46% respectively, reported for the same period in 2008.

Year to date EBITDA (prior to eliminations for consolidation) amounted to COP$8,280.2 billion, of which Ecopetrol contributed 90.5%, Hocol contributed 4.9%, Ocensa contributed 3.4%, and other subsidiaries contributed 1.2%.

PRESS RELEASE

Summary of Ecopetrol´s Subsidiaries Performance

Propilco

Propilco is the leading producer of polypropylene in Colombia, with a market share of 97%. As part of the development of Ecopetrol's petrochemical business, Propilco is conducting an expansion of its capacity, which should increase from 450,000 tons/year to 500,000 tons/year in 2010.

Operating and financial results

	3Q - 2009	3Q - 2008	Jan-Sep-09	Jan-Sep-08
Sales (tons)	99,675	98,126	303,615	288,496

Financial results
COP million
	Jan-Sep-09	Jan-Sep-08
Sales	783,896	1,079,980
Operating profit	38,028	59,733
Net income	41,401	56,682

	Jan-Sep-09	Jan-Sep-08
Assets	898,976	1,123,826
Liabilities	336,856	560,452
Equity	562,122	563,374

Refinería de Cartagena (“Reficar”)

•	Cartagena Master Project Plan

The results of the technical studies for the integration of the Cartagena and Barrancabermeja refineries have an estimated CAPEX budget of USD$3.8 billion for the Cartagena Master Project Plan.

In September 22, Mr. Orlando Cabrales, former CEO of Propilco, was appointed as Chief Executive Officer of Reficar by its Board of Directors.

PRESS RELEASE

•	Operating and financial results

Sales (MBOED)	3Q - 2009	3Q - 2008	Jan-Sep-09	Jan-Sep-08
Local	41.8	38.1	42.2	40.3
International	36.2	37.3	37.5	36.5
Total	78.0	75.4	79.7	76.8

	3Q - 2009	3Q - 2008	Jan-Sep-09	Jan-Sep-08
Refinery runs(MBD)	81.3	78.9	80.4	78.1

Financial results
COP$ million	Jan-Aug-09	Jan-Aug-08
Sales	2,470,724	2,809,788
Operating profit	(50,606)	(607,883)
Net income	(90,135)	(134,781)

	Jan-Aug-09	Jan-Aug-08
Assets	3,027,790	3,192,133
Liabilities	516,297	693,898
Equity	2,511,493	2,498,235

Ocensa

The Ocensa pipeline has a capacity of 400 thousand BOD, and expansion options are currently under analysis based on additional crude transportation needs coming from the Apiay, Rubiales and Mid Magdalena fields.

During the third quarter of 2009, Mr. Oscar Trujillo, former Vice-president of Transportation of Ecopetrol, was appointed as Chief Executive Officer of Ocensa.

•	Operating and financial results

Transported volume * (BOD)	3Q - 2009	3Q - 2008	Jan-Sep-09	Jan-Sep-08
Cusiana-Porvenir	61	70	62	72
Porvenir-Vasconia	295	259	279	250
Vasconia-Coveñas	196	168	191	156
Coveñas-Puerto Exp.	225	190	225	174
*Transported volume (BOD) August real (september with nominations)

Financial results
COP million
	Jan-Sep-09	Jan-Sep-08
Sales	509,063	502,123
Operating income	47,756	47,022
Net income	(48,419)	36,397

	Jan-Sep-09	Jan-Sep-08
Assets	1,657,617	2,052,706
Liabilities	39,997	214,071
Equity	1,617,621	1,838,635

PRESS RELEASE

ODL

On September 14, 2009, the Llanos Orientales pipeline, which was built by ODL and where Ecopetrol has a 65% interest (and Pacific Rubiales Energy the remaining 35%), was inaugurated with an initial capacity of 60 thousand barrels per day, which is scheduled to increase to 160 thousand barrels per day in 2010. This pipeline will transport crude from the Rubiales field to the Monterrey pump station and then from the Monterrey pump station to either the refineries or the port of export.

On October 1, 2009, ODL issued secured bonds in the local market based on transportation contracts. The transaction amounted to COP$500 billion and the proceeds will be used to expand the capacity of the pipeline to 160 MBOD and return excess equity contributions made at the first stage of the project by the shareholders.

ODL´s Board of Directors appointed Mr. Nelson Moyano, former Manager for Control of Hydrocarbon Losses, as Chief Executive Officer of ODL.

Hocol

In August of 2009, Ecopetrol and Hocol completed the transition phase. As a result of this transition stage, the companies established specific plans to capture synergies, integration opportunities and process improvements between them.

Hocol´s Board of Directors appointed Mr. Alvaro Vargas, former Vice-president of Strategy in Ecopetrol, as Chief Executive Officer of Hocol.

•	Operating and financial results

Production (MBOED)	3Q - 2009	3Q - 2008	Jan-Sep-09	Jan-Sep-08

Oil	23.76	19.07	23.62	17.81
Gas	1.52	0.62	1.44	0.21
Equivalent production	25.28	19.69	25.07	18.02

Exploration	3Q - 2009	3Q - 2008	Jan-Sep-09	Jan-Sep-08

Seismic (equivalent KM)	0	169	500	693
Exploratory wells	0	3	3	8

Financial results
USD million	Jan-Sep-09
Sales	318
Operating profit	124
Net income	76

	Jan-Sep-09
Assets	662
Liabilities	206
Equity	457

PRESS RELEASE

Offshore International Group -OIG- (Petro-Tech Peruana)

Petro-Tech Peruana, a company in which Ecopetrol holds a 50% interest, launched its new strategic plan after been acquired this year by KNOC and Ecopetrol. According to this plan, the company expects to make investments totaling more than USD$2.5 billion over the next eight years to increase its current production taking it from 14,000 BOE per day to 50,000 BOE per day in 2016. The company is expected to raise its own financing to carry out the investment plan.

•	Operating and financial results

The following numbers include total activities for OIG, of which Ecopetrol has a 50% interest:

Production (MBOED)	3Q - 2009	3Q - 2008	Jan-Sep-09	Jan-Sep-08

Oil	11.0	11.2	10.9	11.1
Gas	2.7	3.1	1.9	2.6
Other	0.5	0.0	0.3	0.0
Total	14.3	14.3	13.1	13.7

Exploration	3Q - 2009	3Q - 2008	Jan-Sep-09	Jan-Sep-08

Seismic (Equivalent KM)	3,585	450	7,586	1,601
Exploratory wells (offshore)	0	1	1	3

Financial results
US$ million
	Jan-Ago-09
Sales	134
Operating profit	22
Net income	25

	Jan-Ago-09
Assets	398
Liabilities	49
Equity	349

Business Highlights

Financials

On September 3, 2009, Ecopetrol announced an exchange offer of up to USD $1.5 billion of its unregistered 7.625% Notes Due 2019, which were originally issued on July 23, 2009 under Rule 144a/Regulation S, for an equivalent amount of the Company’s registered 7.625% Notes Due 2019. The exchange offer was finalized on October 2, 2009 for a total amount of USD $1,492.5 billion.

On the other hand the final disbursement of COP$0.45 trillion of the syndicated loan of COP$2.2 trillion entered into with local banks, made in July.

PRESS RELEASE

Exploration

In the third quarter of 2009 7 exploratory wells were drilled for a total of 12 wells during the year (10 in Colombia and 2 in the US Gulf Coast), meeting the goal set for January to September of 2009.

Out of the 12 wells drilled, 5 have been successful (Quifa-5, Quifa-7, Quifa-8, Quifa-9 and Quriyana-1), for an exploratory success rate of 42% for 2009. Currently, the discovery wells are being tested (2 undergoing extensive tests and 3 undergoing initial tests).

During the first nine months of 2009, Ecopetrol acquired 1,579.4 kilometer equivalent of seismic in Colombia, while its partners acquired 627 kilometer equivalent, for a total of 2,206.4 kilometers, compared to 2,084 kilometer equivalent of seismic acquired during the same period in 2008, of which 1,616 kilometer equivalent were acquired by Ecopetrol and 468 kilometer equivalent were acquired by partners.

Production

In the third quarter of 2009, average gross production of oil and gas increased by 12.9% compared to the same quarter in 2008, from 455.5 thousand BOE/D2 (368.5 thousand BD of crude and 87 thousand BOE/D of gas) in the third quarter of 2008 to 514.4 thousand BOE/D (414.1 thousand BD of crude and 100.3 thousand BOE/D of gas) for the same quarter in 2009.

Year to date, average gross production of oil and gas increased 9.3%, compared to the same period in 2008, from 445.6 thousand BOE/D (359.7 thousand BD of crude and 85.9 thousand BOE/D of natural gas) to 486.9 thousand BOE/D (395 thousand BD of crude and 91.9 thousand BOE/D of gas).

The Company participated in the drilling of 141 development wells in the third quarter of 2009 (38 directly and 103 in partnership) compared to 178 development wells in the third quarter of 2008. For 2009, the current cumulative total is 425 development wells.

Average lifting cost for the first nine months of 2009 was USD$6.40/barrel, compared to USD$7.64/barrel3 for the same period in 2008. The reduction was the result of higher production levels and the positive impact of peso revaluation on peso-denominated costs in 2009 compared to 2008.

2 In the earnings report for the third quarter of 2008, average quarterly production of 441 thousand BOED was reported. However, once the production oversight reports were revised, the figure was adjusted to 455.5 thousand BOED. The difference does not affect the total production reported for 2008.

3 In the earnings report for the third quarter of 2008, a lifting cost of USD$6.93/barrel was reported for the period from January to September of 2008, which was calculated at the exchange rate used by Ecopetrol S.A. for budgeting in the same period (COP$/USD$ 2,053.95). The amount included in this report was calculated at the representative rate for the real market for the period from January to September 2008, which was COP$/USD$ 1,858.4.

PRESS RELEASE

As part of the Company’s energy efficiency strategy (increased reliability and cost reduction) in production areas, self-generation was started at Apiay production area with a 39 MW natural gas thermal generation plant (Termosuria).

Refining

The hydro-treatment project in Barrancabermeja has achieved 87.7% progress, and we expect to start operations during the first half of 2010. While the project nears completion, the Company is importing hydrocarbon and blending it to meet liquid fuels quality requirements and supplying diesel with low sulfur content in accordance with the Colombian law.

In the third quarter of 2009, 211.9 thousand BD of crude were loaded to the Barrancabermeja refinery, compared to 235.7 thousand BD in the third quarter of 2008. The lower load is due to market conditions and plant maintenance (scheduled and unscheduled). Year to date, the average load to Barrancabermeja was 213 thousand BD, compared to 231.4 thousand BD for the same period in 2008.

Year to date, gross margin for refined products at the Barrancabermeja facility was USD$4.74/barrel, compared to USD$3.76/barrel during the same period in 2008. The increase was the result of the combined effect of: (a) achieving better margins in 2009 between the price of products and WTI, especially for fuel oil, whose margin was around 95% of WTI price year to date at September 2009, compared to 65% year to date at September 2008, and (b) the lower average cost of raw materials, which decreased from USD$113.34/barrel in 2008 to USD$51.65/barrel in 2009.

Year to date, refining cash cost at Barrancabermeja was USD$5.55/barrel, compared to USD$5.36/barrel4 for the same period in 2008, due to higher costs for catalysts, more activity in support units and lower loads, partially offset by the effect of the increase in exchange rate.

Transportation

Year to date, transported hydrocarbons volumes increased compared to volumes transported during the same period in 2008, going from 750.2 thousand BDC to 769.0 thousand BDC.

Starting on September 22, 2009, the Sebastopol–Tocancipa (Poliducto de Oriente) transport system began the stored stage as it prepares to commence operations during the last week of October. The naphtha to be delivered to Tocancipa will be taken to the Llanos Orientales (Eastern Plains) in order to facilitate the transport of heavy crude oil through the oil pipeline system.

4 In the earnings report for the third quarter of 2008, a refining cash cost of USD$4.73/barrel was reported for the period from January to September of 2008, which was calculated at the exchange rate used by Ecopetrol for budgeting in that period (COP$/USD$ 2,053.95). The amount included in this report was calculated at the representative rate for the real market for the period from January to September 2008, which was COP$/USD$ 1,858.4.

PRESS RELEASE

Year to date, transportation costs were COP$8.1/barrel-kilometer compared to COP$7.7/barrel-kilometer for the same period in 2008, due to maintenance costs for activities related to the program for line and tank integrity and higher market energy prices.

Investments

Total CAPEX investment for the third quarter of 2009, including acquisitions, reached COP$1,587 billion, compared to COP$2,605 billion in the third quarter of 2008.

Year to date, total capitalized investment was COP$9,804 billion, of which COP$5,084 billion were for acquisitions and COP$4,720 billion for organic investments, compared to total capitalized investments for the same period in 2008 of COP$5,682 billion, which included COP$4,415 billion in organic investments and COP$1,267 billion for the acquisition of Propilco.

Of total investment for the period from January to September of 2009, 52% was allocated to acquisitions, 34% to Upstream activities, 12% to Downstream activities, and the remaining 2% to corporate internal consolidation initiatives.

Corporate Social Responsibility

Negotiation of Collective Bargaining Agreement

In an environment of dialogue and mutual respect, after nearly three months of conversations, on August 22, 2009, Ecopetrol and the three unions signed a new Collective Labor Agreement for a five year period. This is a key agreement for the Company to achieve its strategic business objectives.

Initiatives for environmental conservation and community relations

As a way to enhance our relationship with our stakeholders, ten projects were selected to benefit from the resources of the National Biodiversity Program launched by Ecopetrol and the Ministry of Housing, Territory Development and the Environment. The program will sponsor the development of priority projects on biodiversity in the High Andean Wetlands, the Orinoquia, and the Mid-Magdalena regions, as well as in ecosystems existing within Ecopetrol's area of influence.

Furthermore, Ecopetrol has been chosen for the "pilot-test" implementation of the system for the management of community relations led by the regional oil and gas association ARPEL (Asociación Regional de Empresas de Petróleo y Gas Natural en Latinoamérica y el Caribe).

Presentation of results

On Wednesday, October 21, Ecopetrol's senior management will be offering two on-line presentations to discuss the results of the third quarter of 2009:

PRESS RELEASE

    In Spanish
    October 21, 2009
    1:30 p.m. Bogota (2:30 p.m. New York)

    In English
    October 21, 2009
    3:30 p.m. Bogota (4:30 p.m. New York)

The webcast will be available on Ecopetrol's website: www.ecopetrol.com.co and via the following links:

http://phx.corporate-ir.net/playerlink.zhtml?c=218606&s=wm&e=2478034 (English)
http://phx.corporate-ir.net/playerlink.zhtml?c=218606&s=wm&e=2478055 (Spanish)

Please access the site 10 minutes early in order to download the necessary software.  Copies of the webcast will be available for a year after the live event.

Bogotá, Colombia October 21, 2009

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

ECP – DIR – R - 001

PRESS RELEASE

Non Audited Income Statement
Ecopetrol S.A.

COP$ Million					Jan-Sep 2009	Jan-Sep 2008
	Q3-09	Q3-08%		Q2-09			%
Revenues
Local Sales	3.736.434	6.093.301	-39%	3.438.558	10.328.613	16.478.841	-37%
Export Sales	3.385.940	3.654.649	-7%	3.015.286	8.124.287	9.476.241	-14%
Sale of Services	247.647	218.319	13%	231.665	715.383	658.373	9%
Total revenues	7.370.021	9.966.269	-26%	6.685.509	19.168.283	26.613.455	-28%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	1.954.898	2.880.100	-32%	1.769.551	5.096.133	7.309.867	-30%
Amortization and Depletion	530.033	344.224	54%	429.339	1.353.891	862.495	57%
Imported products	628.336	1.090.032	-42%	510.166	1.574.851	2.359.776	-33%
Inventories	(65.002)	(258.698)	75%	(191.597)	(16.594)	(616.108)	97%
Other	142.867	47.282	202%	156.891	442.754	136.802	224%
Fixed Costs
Depreciation	158.983	149.558	6%	162.104	472.717	475.312	-1%
Contracted Services	371.622	437.647	-15%	301.072	1.046.904	1.117.485	-6%
Maintenance	221.867	128.054	73%	235.232	522.045	296.459	76%
Labor Costs	240.383	277.974	-14%	176.530	607.042	660.138	-8%
Transportation Cost for Refineries	188.873	146.561	29%	201.207	549.661	420.447	31%
Other	257.774	235.363	10%	250.064	657.960	304.640	116%
Total Cost of Sales	4.630.634	5.478.097	-15%	4.000.559	12.307.364	13.327.313	-8%
Gross Profits	2.739.387	4.488.172	-39%	2.684.950	6.860.919	13.286.142	-48%
Operating Expenses
Administration	146.866	95.337	54%	123.044	363.938	239.776	52%
Selling expenses	200.502	228.235	-12%	185.729	609.953	589.471	3%
Exploration and Projects	167.829	148.488	13%	243.862	509.613	288.242	77%
Operating Income	2.224.190	4.016.112	-45%	2.132.315	5.377.415	12.168.653	-56%
Non Operating Income (expenses)
Financial Income	1.645.756	4.645.293	-65%	1.430.584	6.223.765	8.276.264	-25%
Financial Expenses	(1.827.099)	(2.857.257)	36%	(2.147.555)	5.797.042	6.020.771	-4%
Non Financial Income	119.279	62.305	91%	117.871	439.833	571.751	-23%
Non Financial Expenses	(526.803)	(472.571)	-11%	(431.231)	1.292.186	1.694.392	-24%

Income before income tax	1.635.323	5.393.882	-70%	1.101.984	4.951.785	13.301.505	-63%
Provision for Income Tax	441.803	1.465.465	-70%	339.975	1.386.995	3.723.091	-63%
Minority interest
Net Income	1.193.520	3.928.417	-70%	762.009	3.564.790	9.578.414	-63%

EBITDA	3.037.569	4.583.560	-34%	2.807.640	7.474.437	13.782.981	-46%
EBITDA MARGIN	41%	46%		42%	39%	51%
EARNINGS PER SHARE	$29,49	$97,06	-70%	$18,83	$88,08	$236,66	-63%

PRESS RELEASE

Non Audited Income Statement
Ecopetrol S.A. and Subsidiaries *

COP$ Million					Jan-Sep 2009	Jan-Sep 2008
	Q3-09	Q3-08%		Q2-09			%
Revenues
Local Sales	3,361,491	6,471,008	-48%	3,500,327	10,048,973	17,049,645	-41%
Export Sales	5,292,486	3,530,206	50%	3,544,496	10,654,058	9,480,246	12%
Sale of Services	247,829	218,319	14%	231,666	715,383	658,373	9%
Total Revenues	8,901,806	10,219,533	-13%	7,276,489	21,418,414	27,188,264	-21%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,660,045	3,058,318	-13%	1,716,256	5,829,569	7,309,867	-20%
Amortization and Depletion	569,576	344,224	65%	499,277	1,463,372	862,495	70%
Imported products	964,901	933,191	3%	424,803	2,019,117	2,702,935	-25%
Inventories	(99,681)	(280,934)	-65%	(191,597)	(51,273)	(638,344)	-92%
Other	361,667	126,725	185%	293,749	525,564	284,832	85%
Fixed Costs					-	-	0%
Depreciation	441,920	141,042	213%	339,643	1,004,143	484,171	107%
Contracted Services	369,474	529,519	-30%	301,072	1,078,521	1,117,485	-3%
Maintenance	284,409	26,071	991%	235,232	669,203	299,984	123%
Labor Costs	253,347	405,449	-38%	176,530	639,779	666,355	-4%
Transportation Cost for Refineries	137,049	111,932	22%	201,207	497,837	420,447	18%
Other	128,898	297,789	-57%	688,589	838,475	315,127	166%
Total Cost of Sales	6,071,605	5,693,326	7%	4,684,761	14,514,307	13,825,354	5%
Gross Profits	2,830,201	4,526,207	-37%	2,591,728	6,904,107	13,362,910	-48%
Operating Expenses
Administration	167,060	175,741	-5%	186,084	453,572	324,491	40%
Selling expenses	123,736	465,555	-73%	44,570	405,563	840,887	-52%
Exploration and Projects	209,087	148,488	41%	260,131	551,160	288,242	91%
Operating Income	2,330,318	3,736,423	-38%	2,100,943	5,493,812	11,909,290	-54%
Non Operating Income (expenses)
Financial Income	3,513,002	4,605,871	-24%	6,981,821	13,695,750	8,238,243	66%
Financial Expenses	(3,789,805)	(2,719,625)	-39%	(7,757,423)	(13,422,061)	(5,890,865)	128%
Non Financial Income	131,279	104,456	26%	149,617	483,906	651,203	-26%
Non Financial Expenses	(543,935)	(349,567)	-56%	(441,267)	(1,341,718)	(1,603,899)	-16%
					-	-	0%
Income before income tax	1,640,859	5,377,558	-69%	1,033,691	4,909,689	13,303,972	-63%
Provision for Income Tax	532,408	1,470,689	-64%	348,656	1,507,719	3,732,214	-60%
Minority interest	(1,414)	-	0%	(7,241)	(8,605)	-	0%
Net Income	1,109,865	3,906,869	-72%	692,276	3,410,575	9,571,758	-64%

EBITDA	3,212,357	4,659,618	-31%	3,134,115	8,102,023	13,706,418	-41%
EBITDA MARGIN	36%	46%		43%	38%	50%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

PRESS RELEASE

Balance Sheet

	Ecopetrol S.A.			Ecopetrol S.A. and Subsidiaries *
	September 30	June 30		September 30	June 30
COP$ Million	2009	2009	%	2009	2009	%

Assets
Current Assets
Cash and cash equivalents	5.599.125	3.896.740	44%	6.386.247	5.301.604	20%
Investments	685.105	1.140.016	(40)%	1.126.012	1.585.977	(29)%
Accounts and notes receivable	3.717.350	5.443.632	(32)%	4.295.176	5.945.625	(28)%
Other	4.240.749	3.573.116	19%	4.854.505	4.268.444	14%
Total Current Assets	14.242.329	14.053.504	1%	16.661.940	17.101.650	(3)%
Non Current Assets						0%
Investments	8.989.920	8.417.755	7%	2.861.001	2.025.875	41%
Accounts and notes receivable	1.271.983	1.375.948	(8)%	238.990	215.407	11%
Property, plant and equipment, net	9.929.143	9.102.311	9%	15.775.446	13.742.146	15%
Natural and environmental properties, Net	6.846.906	7.019.129	(2)%	7.596.885	8.924.336	(15)%
Other	10.345.957	10.140.914	2%	10.568.272	10.302.129	3%
Total Non Current Assets	37.383.909	36.056.057	4%	37.040.594	35.209.893	5%
Total Assets	51.626.238	50.109.561	3%	53.702.534	52.311.543	3%

Liabilities and Equity
Current Liabilities
Financial obligations	112.623	21.328	428%	287.056	187.184	53%
Accounts payable and related parties	7.354.758	10.199.989	(28)%	7.266.657	3.118.050	133%
Estimated liabilities and provisions	720.364	643.986	12%	1.011.155	824.027	23%
Other	1.730.721	1.863.240	(7)%	1.957.728	7.942.303	(75)%
Total Current Liabilities	9.918.466	12.728.543	(22)%	10.522.596	12.071.564	(13)%
Long Term Liabilities
Financial obligations	5.103.200	1.764.700	189%	5.629.692	-	0%
Labor and pension plan obligations	2.427.337	2.316.441	5%	2.464.668	2.352.369	5%
Estimated liabilities and provisions	2.475.242	2.729.043	(9)%	2.557.838	2.820.608	(9)%
Other	2.256.984	2.393.874	(6)%	2.339.751	6.003.109	(61)%
Total Long Term Liabilities	12.262.763	9.204.058	33%	12.991.949	11.176.086	16%
Total Liabilities	22.181.229	21.932.601	1%	23.514.545	23.247.650	1%
Minoritary Interest				887.686	957.495	(7)%
Equity	29.445.009	28.176.960	5%	29.300.303	28.106.398	4%

Total Liabilities and Shareholders’ Equity	51.626.238	50.109.561	3%	53.702.534	52.311.543	3%

Memorandum Accounts **	134.943.313	135.399.679		135.663.946	136.651.843

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.
**Under Colombian GAAP, Ecopetrol must maintain in its accounting the recording of financial information and transactions not reflected in financial statements

PRESS RELEASE

Non Audited Cash Flow Statement
Ecopetrol S.A.

COP$ Million	Q3-09	Q3-08%		Q2-09	Jan-Sep 2009	Jan-Sep 2008%

CASH AT THE BEGINNING
OF PERIOD	3.896.740	3.175.542	23%	4.905.199	1.870.246	3.466.184	(46)%
OPERATIING ACTIVITIES
Cash received from clients	8.671.222	8.793.816	(1)%	6.566.615	20.169.393	22.241.873	(9)%
Cash from financial interest	263.471	649.243	(59)%	288.492	760.107	1.340.736	(43)%
Payment of financial interest	-	(202)	100%	-	-	(541)	100%
Cash paid to suppliers and
contractors	(3.238.647)	(2.165.972)	(50)%	(5.955.380)	(9.667.127)	(5.129.467)	(88)%
Payment of royalties and
other contributions	(1.388.126)	(1.287.183)	(8)%	(402.532)	(2.589.496)	(4.463.033)	42%
Payment of income and other
taxes	(1.169.390)	(640.662)	(83)%	(2.486.032)	(4.227.217)	(2.606.082)	(62)%
Payment of salaries, fringe
benefits and social security	(257.433)	(189.240)	(36)%	(331.020)	(816.250)	(586.953)	(39)%

Payment of retirement
pensions and transfer to funds	-	(107.338)	100%	-	-	(351.910)	100%
NET CASH PROVIDED BY
OPERATING ACTIVITIES	2.881.097	5.052.462	(43)%	(2.319.857)	3.629.410	10.444.623	(65)%

INVESTING ACTIVITIES
Net increase in investment	(73.423)	(358.227)	80%	4.290.176	5.455.059	(3.626.430)	250%
Investment in natural and
environmental resources	(592.436)	(811.108)	27%	(1.116.212)	(1.392.662)	(1.833.999)	24%
Additions to property, plant
and equipments	(939.905)	(551.385)	(70)%	(600.772)	(3.138.107)	(1.272.261)	(147)%
NET CASH USED IN
INVESTING ACTIVITIES	(1.605.764)	(1.720.720)	7%	2.573.192	924.290	(6.732.690)	114%

FINANCING ACTIVITIES
Dividends paid	(2.938.156)	(1.163.585)	(153)%	(3.026.185)	(5.964.341)	(2.327.170)	(156)%
Capitalization in Cash and
additional paid-in capital	29.664	197.873	(85)%	(4.522)	35.063	694.194	(95)%
Payment of financial
obligations	3.335.544	-	0%	1.768.913	5.104.457	(3.569)	143.122%
NET CASH USED IN
FINANCING ACTIVITIES	427.052	(965.712)	144%	(1.261.794)	(824.821)	(1.636.545)	50%

CASH VARIATION	1.702.385	2.366.030	(28)%	(1.008.459)	3.728.879	2.075.388	80%
CASH AT THE END OF
PERIOD	5.599.125	5.541.572	1%	3.896.740	5.599.125	5.541.572	1%

PRESS RELEASE

Non Audited Cash Flow Statement
Ecopetrol S.A. and Subsidiaries *

COP$ Million	Q3-09	Q3-08%		Q2-09	Jan-Sep 2009	Jan-Sep 2008%
CASH AT THE BEGINNING OF
PERIOD	5.301.604	3.417.599	55%	5.340.425	2.113.803	3.749.899	(44)%
OPERATIING ACTIVITIES
Cash received from clients	10.424.773	8.829.360	18%	9.657.739	25.030.363	22.296.774	12%
Cash from financial interest	280.627	653.581	(57)%	290.919	780.451	1.345.074	(42)%
Cash from subsidiaries acquired	194.583	-	0%	191.736	680.952	-	100%
Payment of financial interest	(10.823)	(202)	(5.258)%	-	(10.823)	(541)	(1.901)%
Cash paid to suppliers and	(2.931.707)	(2.208.090)	(33)%	(8.191.103)	(11.521.276)	(5.302.749)	(117)%
Payment of royalties and other
contributions	(1.905.516)	(1.287.195)	(48)%	(314.361)	(3.106.877)	(4.463.045)	30%
Payment of income and other	(1.370.976)	(640.662)	(114)%	(2.510.134)	(4.452.905)	(2.606.082)	(71)%
Payment of salaries, fringe
benefits and social security	(300.963)	(189.392)	(59)%	(342.477)	(872.555)	(587.105)	(49)%
Payment of retirement pensions
and transfer to funds	-	(107.338)	100%	-	-	(351.910)	100%
NET CASH PROVIDED BY
OPERATING ACTIVITIES	4.379.998	5.050.062	(13)%	(1.217.681)	6.527.330	10.330.416	(37)%

INVESTING ACTIVITIES
Net increase in investment	(1.363.854)	949.901	(244)%	5.262.934	5.146.320	(2.217.583)	332%
Investment in natural and
environmental resources	(575.849)	(573.316)	(0)%	(654.698)	(1.430.201)	(1.284.131)	(11)%
Additions to property, plant and equipments	(1.750.897)	(770.477)	(127)%	(2.625.049)	(5.509.102)	(1.833.999)	(200)%
NET CASH USED IN INVESTING ACTIVITIES	(3.690.600)	(393.892)	(837)%	1.983.187	(1.792.983)	(5.335.713)	66%

FINANCING ACTIVITIES
Dividends paid	(3.275.110)	(1.163.585)	(181)%	(3.042.626)	(6.317.736)	(2.327.170)	(171)%
Capitalization in Cash and
additional paid-in capital	43.001	197.873	(78)%	(4.522)	48.400	694.194	(93)%
Payment of financial obligations	3.627.354	-	0%	2.242.821	5.807.433	(3.569)	162.819%
NET CASH USED IN FINANCING ACTIVITIES	395.245	(965.712)	141%	(804.327)	(461.903)	(1.636.545)	72%

CASH VARIATION	1.084.643	3.690.458	(71)%	(38.821)	4.272.444	3.358.158	27%
CASH AT THE END OF PERIOD	6.386.247	7.108.057	(10)%	5.301.604	6.386.247	7.108.057	(10)%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.